

February 7, 2012

Via E-mail
Dr. Ruggero Maria Santilli
President and Chief Executive Officer
MagneGas Corporation
150 Rainville Road
Tarpon Springs, FL 34689

>   **Re: MagneGas Corporation**
>   **Registration Statement on Form S-1**
>   **Amendment No. 1 filed January 25, 2012**
>   **File No. 333-178643**

Dear Dr. Santilli:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Cover Page

1.   We note your response to prior comment 1, yet it does not appear that you have made the revisions to the prospectus cover page regarding the fixed price of the warrants as you describe in your response. Please revise accordingly.

Prospectus

2.   Please expand your response to prior comment 2 to demonstrate clearly why you believe one price quote from one supplier supports your broad disclosure regarding the price of your product relative to acetylene. Also, please tell us why you believe the statements that you provided about slag support your disclosure suggesting that independent users have rated your product as having lower greenhouse gas emissions. In this regard, if these statements and your other statements throughout your prospectus about the benefits and capabilities of your product are not supported by independent, objective evidence,

please ensure that the basis of all such statements is clear from your disclosure; if your statements are merely a statement of your belief, please say so clearly and directly each time you make the statements in your disclosure.

Exhibits

3.   Please provide an interactive data file containing the required information for all periods required to be presented in the filing. The file you included appears to address only a portion of the required periods.

Exhibit 5.1

4.   We note your response to prior comment 7; however, the number of securities mentioned in the fee table continues to be irreconcilable to the securities mentioned in the opinion. Also, it is unclear how counsel concluded that the laws of Delaware govern the warrants given the language in the Warrants regarding governing law. Please file a revised opinion or advise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Jay Mumford at 202-551-3637 or me at 202-551-3617 with any questions.

Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief

cc (via e-mail): Gregg E. Jaclin, Esq.